UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Outerwall Inc.
 (Name of Issuer)


Common Stock, $ 0.001 par value
 (Title of Class of Securities)


690070107
(CUSIP Number)

Gardner Lewis Asset Management, L.P.
Attn: Len Sorgini, Chief Compliance Officer
285 Wilmington West Chester Pike, Chadds Ford, PA 19317
(610)558-2800
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


September 2, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1.??Names of Reporting Persons.
?Gardner Lewis Asset Management, L.P.

2.??Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.??SEC Use Only
4.??Source of Funds
     OO
5.??Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.??Citizenship or Place of Organization
Pennsylvania


???Number of Shares
???Beneficially
???Owned by
???Each Reporting
???Person With:
?
?
7.??Sole Voting Power

0



8.??Shared Voting Power

901,513



9.??Sole Dispositive Power

0



10.??Shared Dispositive Power

901,513

11.??Aggregate Amount Beneficially Owned by Each Reporting Person
901,513
12.??Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.??Percent of Class Represented by Amount in Row (11)
5.2
14.??Type of Reporting Person
IA



1.??Names of Reporting Persons.
?Gardner Lewis Asset Management, Inc.

2.??Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.??SEC Use Only
4.??Source of Funds
     OO
5.??Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.??Citizenship or Place of Organization
Delaware


???Number of Shares
???Beneficially
???Owned by
???Each Reporting
???Person With:
?
?
7.??Sole Voting Power

0



8.??Shared Voting Power

901,513



9.??Sole Dispositive Power

0



10.??Shared Dispositive Power

901,513

11.??Aggregate Amount Beneficially Owned by Each Reporting Person
901,513
12.??Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.??Percent of Class Represented by Amount in Row (11)
5.2
14.??Type of Reporting Person
CO


ITEM 1. SECURITY AND ISSUER

This Schedule 13D (this ?Schedule 13D?) relates to the common stock, $0.001 par value (the ?Common Stock?), of Outerwall Inc.
(the ?Issuer?). The Issuer?s principal executive offices are located at 1800 114th Avenue SE, Bellevue, WA 98004.

ITEM 2. IDENTITY AND BACKGROUND

       (a) This Schedule 13D is filed jointly on behalf of Gardner Lewis Asset Management, L.P., a Pennsylvania limited partnership (?GLAM?), and Gardner Lewis Asset Management, Inc., a Delaware corporation, and the sole general partner of GLAM (?GLAM GP?). W. Whitfield Gardner (?Mr. Gardner?) is the sole stockholder of GLAM GP. See Note 1 in Item 5.

(b) The place of organization or citizenship of each person listed in this
Item 2 is as follows: GLAM (Pennsylvania), GLAM GP (Delaware), and Mr. Gardner (Pennsylvania).? The address of the principal office or business address, as applicable, of each person listed above is 285 Wilmington
West Chester Pike, Chadds Ford, PA 19317.

(c) GLAM?s principal business is acting as an investment adviser to private funds and managed accounts. GLAM is a registered investment adviser with the Securities and Exchange Commission. GLAM GP?s principal business is to act as the sole general partner of GLAM. Mr. Gardner?s principal business is Chairman and CEO of GLAM.

(d) No person listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.?

(e) No person listed in this Item 2 was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such reporting person was a party during the last five years.

        (f) Each person listed in this Item 2 is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION

The funds used in purchasing shares of Common Stock on behalf of clients of GLAM come from private funds and various client accounts advised by GLAM. See Note 1 in Item 5.

ITEM 4. PURPOSE OF TRANSACTION

GLAM transactions are for private funds and client accounts advised by GLAM in the normal course of business. GLAM reserves the right, from time to time, to acquire additional shares of Common Stock for, and/or dispose of shares of Common Stock held in, the private funds and client accounts advised by GLAM. None of the persons listed in Item 2 has any other plans or proposals related to the securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) GLAM and GLAM GP share voting and dispositive power over 901,513 shares of Common Stock, representing 5.2% of the Common Stock, which is based on 17,215,600 shares of Common Stock issued and outstanding as of July 22, 2016 as reported on the Issuer?s Form 10-Q filed on July 28, 2016. See Note 1 in this Item 5.

(b) The power to dispose of and vote the shares of Common Stock referenced in paragraph (a) of the this Item 5 is shared among GLAM and GLAM GP. See Note 1 in this Item 5.

(c) In the past 60 days, GLAM, on behalf of the private funds and client accounts it advises, effected the transactions in the Issuer?s securities set forth on Exhibit B attached hereto.

       (d) Any dividends on, and proceeds from the sale of, any shares of Common Stock are for the account of the private funds and client accounts advised by GLAM that hold such shares.

       (e)	Not applicable.

Note 1: GLAM advises private funds and client accounts.??In such capacity, GLAM has voting authority and dispositive discretion over the?securities of the Issuer described in this Schedule 13D that are owned by the private funds and client accounts advised by GLAM.??The pecuniary interest of all securities reported in this
Schedule 13D is owned by the private funds and client accounts advised by GLAM.??Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities
Exchange Act of 1934, as amended, GLAM, GLAM GP and Mr.
Gardner each disclaims beneficial ownership of all securities reported in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, none of the persons listed in Item 2 has any contracts, arrangements, understandings or other relationship with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement
Exhibit B ? Item 5(c) Table

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Gardner Lewis Asset Management, L.P.
By: Gardner Lewis Asset Management, Inc., its general partner

Dated:  September 12, 2016			By: /s/ W. Whitfield Gardner
							       W. Whitfield Gardner
							       Chairman and CEO

       Gardner Lewis Asset Management, Inc.

Dated:  September 12, 2016			By: /s/ W. Whitfield Gardner
							      W. Whitfield Gardner
							      Chairman and CEO


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.








EXHIBIT A


JOINT FILING AGREEMENT

		In accordance with Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13D (including amendments thereto)
 with respect to the Common Stock, par value $0.001 per share, of Outerwall Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the ame instrument.

       IN WITNESS WHEREOF, the undersigned hereby execute the Agreement this 12th day of September, 2016.


       Gardner Lewis Asset Management, L.P.
By: Gardner Lewis Asset Management, Inc., its general partner

Dated:  September 12, 2016			By: /s/ W. Whitfield Gardner
							       W. Whitfield Gardner
							       Chairman and CEO

       Gardner Lewis Asset Management, Inc.

Dated:  September 12, 2016			By: /s/ W. Whitfield Gardner
							      W. Whitfield Gardner
							      Chairman and CEO



EXHIBIT B
	Item[KM1] 5(c) Table


Date of
Purchase/Sale
Shares Purchased/ (Sold)(#)
Average Purchase/ Sale Price per
Share ($)
7/25/16
310,600
52.16
7/26/16
25,000
 52.21
7/27/16
170,387
52.21
7/28/16
37,665
52.21
7/29/16
(56,321)
52.66
8/17/16
200,000
52.18
8/30/16
63,096
51.91
8/31/16
22,661
51.93
9/1/16
1,701
51.80
9/2/16
125,000
51.82
9/7/16
1,724
51.84



[KM1]Delete unused cells.



Page 5 of 8
CUSIP No. 670070107